As filed with the Securities and Exchange Commission on January 19, 1996
                                           REGISTRATION NOS. 33-64107 & 33-63913
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 2
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:
                               EQUITY INCOME FUND
           SELECT TEN PORTFOLIO 1996 INTERNATIONAL SERIES A (WINTER)
                  (FORMERLY WINTER 1996 INTERNATIONAL SERIES)
                (UNITED KINGDOM, HONG KONG AND JAPAN PORTFOLIOS)
                              DEFINED ASSET FUNDS
B. NAMES OF DEPOSITORS:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.    DEAN WITTER REYNOLDS INC.
        FENNER &           388 GREENWICH STREET        TWO WORLD TRADE
   SMITH INCORPORATED           23RD FLOOR           CENTER--59TH FLOOR
   DEFINED ASSET FUNDS     NEW YORK, N.Y. 10013     NEW YORK, N.Y. 10048
      P.O. BOX 9051
     PRINCETON, N.J.
       08543-9051


  PRUDENTIAL SECURITIES  PAINEWEBBER INCORPORATED
      INCORPORATED          1285 AVENUE OF THE
    ONE SEAPORT PLAZA            AMERICAS
    199 WATER STREET       NEW YORK, N.Y. 10019
  NEW YORK, N.Y. 10292

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.      LAURIE A. HESSLEIN       LEE B. SPENCER, JR.
      P.O. BOX 9051        388 GREENWICH STREET       ONE SEAPORT PLAZA
     PRINCETON, N.J.       NEW YORK, N.Y. 10013       199 WATER STREET
       08543-9051                                   NEW YORK, N.Y. 10292
                                                         COPIES TO:
    ROBERT E. HOLLEY        DOUGLAS LOWE, ESQ.     PIERRE DE SAINT PHALLE,
   1285 AVENUE OF THE    130 LIBERTY STREET--29TH           ESQ.
        AMERICAS                   FLOOR            450 LEXINGTON AVENUE
  NEW YORK, N.Y. 10019     NEW YORK, N.Y. 10006     NEW YORK, N.Y. 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED:
                                   Indefinite
G. AMOUNT OF FILING FEE:
                        $500 (as required by Rule 24f-2)
/ x / Check box if it is proposed that this Registration Statement will become effective upon filing on January 19, 1996 pursuant to Rule 487.

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
                                                   DEFINED ASSET FUNDSSM
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EQUITY INCOME FUND            The objective of these Defined Portfolios is total
SELECT TEN PORTFOLIO          return through a combination of capital
1996 INTERNATIONAL            appreciation and current dividend income.
SERIES A (WINTER)             The common stocks in the United Kingdom Portfolio
UNITED KINGDOM,               were selected by following a strategy that invests
HONG KONG AND                 for a period of about one year in the ten common
JAPAN PORTFOLIOS              stocks in the Financial Times Industrial Ordinary
(UNIT INVESTMENT TRUSTS)      Share Index (the FT Index) having the highest
------------------------------dividend yields two business days prior to the
/ / DESIGNED FOR TOTAL RETURN date of this Prospectus.
/ / DEFINED PORTFOLIOS OF 10  The common stocks in the Hong Kong Portfolio were
      HIGHEST DIVIDEND        selected by following a strategy that invests for
      YIELDING INDEX STOCKS   a period of about one year in the ten common
/ / SEMI-ANNUAL DIVIDEND      stocks in the Hang Seng Index having the highest
      INCOME                  dividend yields two business days prior to the
                              date of this Prospectus.
                              The common stocks in the Japan Portfolio were selected by following a strategy that invests for a period of about one year in the ten common stocks in the Nikkei 225 Index having the highest dividend yields four business days prior to the date of this Prospectus.
                              The Portfolios, especially the Hong Kong and Japan
                              Portfolios, may be considered speculative and therefore they may be appropriate only for those investors able or willing to assume the increased risks of higher price volatility and currency fluctuations associated with investments in international equities. The Portfolios should be considered as vehicles for investing a portion of an investor's assets in foreign securities and not as a complete equity investment program. The value of units will fluctuate with the value of the common stocks in the applicable Portfolio and currency fluctuations and no assurance can be given that dividends will be paid or that the units will appreciate in value.
                              Unless otherwise indicated, all amounts herein are stated in U.S. dollars computed on the basis of the exchange rate for British pounds sterling, Hong Kong dollars or Japanese yen, as applicable, on January 19, 1996.
                              An investor may invest in Units of one or more
                              Portfolios.
                              Minimum purchase: $250 per Portfolio.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-323-1508.
Prudential Securities          Prospectus dated January 19, 1996.
Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM

Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $100 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal portfolios
o Corporate portfolios
o Government portfolios
o Equity portfolios
o International portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.

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Defining the Strategy
----------------------------------------------------------------

The Select Ten Portfolios follow a simple, time-tested Strategy: buy approximately equal amounts of the ten highest dividend-yielding stocks of the Financial Times Industrial Ordinary Share Index, the Hang Seng Index or the Nikkei 225 Index* and hold them for about one year. At the end of the year, each Portfolio will be liquidated and the Strategy reapplied to that Index to select a new portfolio. Each Select Ten Portfolio is designed to be part of a longer term strategy and investors are advised to follow the Strategy for at least a three to five year period. So long as the Sponsors continue to offer new portfolios, investors will have the option to reinvest into a new portfolio at a reduced sales charge. The Sponsors reserve the right not to offer new portfolios.

------------
* The publishers of these Indexes are not affiliated with the Sponsors, have not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and have not reviewed or approved any information included in this Prospectus.

The Strategy provides a disciplined approach to investing based on a buy and hold philosophy, which ignores market timing and investment research and rejects active management of a Portfolio. The Sponsors anticipate that each Portfolio will remain unchanged over its one-year life despite adverse developments concerning an issuer, an industry or the economy or a stock market generally. Although Select Ten International Portfolios were not available until 1993, a strategy of investing in approximately equal values of the Strategy Stocks (but not necessarily a given Portfolio) each year generally would have yielded a higher total return than an investment in all of the stocks of the relevant index, on a hypothetical basis. Of course, past performance cannot guarantee future results and there can be no assurance that any Portfolio will outperform the related Index over its one-year life, especially because of sales charges and expenses, or that the Strategy will not lose money over consecutive annual periods.

----------------------------------------------------------------
Defining Your Risks
----------------------------------------------------------------

The Strategy Stocks, as the 10 highest dividend yielding stocks in the related Index, generally share attributes that have caused them to have lower prices or higher yields relative to the other stocks in those Indexes. The Strategy Stocks may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. The Strategy is therefore contrarian in nature. The Strategy Stocks are chosen solely by application of the Strategy to determine the highest-yielding Index stocks. The Portfolios do not reflect any investment recommendations of the Sponsors and one or more of the stocks in a Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.

The Portfolios are not appropriate investments for those who are not comfortable with the Strategy. They may not be appropriate for investors seeking either preservation of capital or high current income, nor would they be appropriate for investors unable or unwilling to assume the increased risks of higher price volatility and currency fluctuations associated with investments in international equities trading in non-U.S. currencies. The Portfolios should be considered as vehicles for investing a portion of an investor's assets in foreign securities and not as a complete equity investment program.

There can be no assurance that the market factors that caused the relatively low prices and high yields of the Strategy Stocks will change, that any negative conditions adversely affecting the stock price will not deteriorate, that the dividend rates on the Strategy Stocks will be maintained or that share prices will not decline further during the life of a Portfolio, or that the Strategy Stocks will continue to be included in the related index.

Unit price fluctuates with the value of a Portfolio, and the value of a Portfolio could be affected by changes in the financial condition of the issuers, changes in the various industries represented in the Portfolios, movements in stock prices generally and in currency exchange rates, the impact of purchase and sale of securities for a Portfolio (especially during the primary offering period of units and during the rollover period) and other factors. Also, the return on an investment in a Portfolio will be lower than the hypothetical returns on Strategy Stocks because the Portfolio has sales charges, brokerage commissions and expenses, purchases Strategy Stocks at different prices and is not fully invested at all times and because of other factors described under Performance Information.

Unlike mutual funds, the Portfolios are not actively managed and the Sponsors receive no management fee. The adverse financial condition of an issuer or any market movement in the price of a security will not require the sale of securities from a Portfolio. Although the Sponsors may instruct the Trustee to sell securities under certain limited circumstances, given the investment philosophy of the Portfolios, the Sponsors are not likely to do so. The Portfolios may continue to purchase or hold securities originally selected even though the market value and yields on the securities may have changed or the securities may no longer be included in the related Index.

----------------------------------------------------------------
Defining Your Investment
----------------------------------------------------------------

PUBLIC OFFERING PRICE PER 1,000 UNITS                  $1,000.00

The Public Offering Price as of January 19, 1996 is based on the aggregate value of the underlying securities and any cash held to purchase securities, divided by the number of units outstanding times 1,000, plus the initial sales charge. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on every business day on the basis of their closing sale prices (11:30 a.m. New York Time for the London Stock Exchange, 3:30 a.m. New York Time for the Hong Kong Stock Exchange and 1:00 a.m. New York Time for the Tokyo Stock Exchange).

SALES CHARGES

The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset value of a Portfolio monthly beginning April 22, 1996 and thereafter on the 1st of each month for the remaining nine months of the Portfolio.

ROLLOVER OPTION

When these Select Ten International Portfolios are about to terminate, you may have the option to roll your proceeds into the next portfolio of the then current Strategy Stocks. If you notify your financial consultant by January 24, 1997, your units will be redeemed and your proceeds will be reinvested in units of the next Select Ten International Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution after the Fund terminates. Of course you can sell or redeem your Units at any time prior to termination.

SEMI-ANNUAL DISTRIBUTIONS

You will receive distributions of any dividend income, net of expenses, on the 25th of June and November 1996, if you own units on the 10th of those months.

REINVESTMENT OPTION

You can elect to automatically reinvest your distributions into additional units of a Portfolio subject only to the deferred sales charge remaining at the time of reinvestment. Reinvesting helps to compound your income for a greater total return.

TAXES

In the opinion of counsel, you will be considered to have received all the dividends paid on your pro rata portion of each security in a Portfolio when those dividends are received by the Portfolio, even though a portion of the dividend payments may be used to pay expenses of the Portfolio and regardless of whether you reinvest your dividends in the Portfolio.

TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge and the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge and the charge for organizational expenses. (See Taxes).

TERMINATION DATE

The Portfolios will terminate by February 28, 1997. The final distribution will be made within a reasonable time afterward. A Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss from the Portfolios will include applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units and a gain or loss on the initial and subsequent deposits of securities (see Defined Portfolios; Sponsors' and Underwriters' Profits in Part B).

----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------

SALES CHARGES

First-time investors pay a 1% maximum sales charge when they buy. For example, on a $1,000 investment, $990 is invested in the Strategy Stocks. In addition, a deferred sales charge of $1.75 per 1,000 units will be deducted from a Portfolio's net asset value each month over the last ten months of the Portfolio's life ($17.50 total). This deferred method of payment keeps more of your money invested over a longer period of time. If you roll the proceeds of your investment into a new portfolio, you will not be subject to the 1% initial charge, just the $17.50 deferred fee. Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                        As a %
                                    of Initial
                                        Public       Amount per
                                  Offering Price    1,000 Units
                                  ---------------  --------------
Maximum Initial Sales Charge              1.00%      $    10.00
Deferred Sales Charge per Year            1.75%           17.50
                                  ---------------  --------------
                                          2.75%      $    27.50
                                  ---------------  --------------
                                  ---------------  --------------
Maximum Sales Charge Imposed Per
  Year on Reinvested Dividends            1.23%      $    12.25

Estimated Operating Expenses and the cumulative costs are provided below for each Portfolio.

SELLING YOUR INVESTMENT

You may sell or redeem your units at any time prior to the termination of a Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of January 19, 1996 was $972.50 per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price) for the United Kingdom, Hong Kong and Japan Portfolios. This price reflects deductions of the deferred sales charge which declines over the last ten months of a Portfolio ($17.50 initially). If you sell your units before the termination of the Portfolio, you will pay the remaining balance of the deferred sales charge. In addition, after the initial offering period, the repurchase and cash redemption prices for units will be further reduced to reflect the estimated costs of liquidating securities to meet the redemption. If you reinvest in a new Portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

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Defining Your United Kingdom Portfolio
----------------------------------------------------------------

Investing in the Portfolio, rather than in only one or two of the Strategy Stocks, is a way to diversify your investment. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:
                                            APPROXIMATE
                                       PORTFOLIO PERCENTAGE
/ / Conglomerate                             20%
/ / Building Materials                       10
/ / Utilities/Gas                            10
/ / Electrical Equipment                     10
/ / Chemicals                                10
/ / Wines/Spirits                            10
/ / Automotive/Aviation                      10
/ / Telecommunications                       10
/ / Transportation/Marine                    10

The United Kingdom Portfolio is not concentrated in stocks of any particular industry, although all of the stocks represent United Kingdom issuers.

U.K. TAXES

The Portfolio will report as gross income each investor's pro rata share of dividends earned by the Portfolio grossed-up to reflect the payment of certain U.K. taxes by the relevant U.K. corporation. As a practical matter, investors may not receive a refund of any amount of such U.K. taxes under the U.S.-U.K. Treaty in the absence of the Portfolio agreeing to a special procedure with the U.K. Inland Revenue.

ESTIMATED ANNUAL OPERATING EXPENSES

                                      AS A % OF        AMOUNT PER
                                     NET ASSETS       1,000 UNITS
                                  -----------------  --------------
Trustee's Fee                              .079%       $     0.78
Maximum Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .046%       $     0.45
Organizational Expenses                    .139%       $     1.38
Other Operating Expenses                   .115%       $     1.14
                                  -----------------  --------------
TOTAL                                      .379%       $     3.75

The Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

These estimates do not include the costs of purchasing and selling the underlying Strategy Stocks.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     3 Years    5 Years    10 Years
   $32        $77       $124        $255

Although each Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Series subject only to the deferred sales charge and fund expenses.

This example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.

The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example. Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption, currently estimated at $2.13 per 1,000 units, have not been reflected.

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                        Defined United Kingdom Portfolio
--------------------------------------------------------------------------------
Equity Income Fund
Select Ten Portfolio 1996 International Series A (Winter)       January 19, 1996

                                                                                 PRICE
                                                                               PER SHARE           COST
                                                                              TO PORTFOLIO        TO FUND
                                        PERCENTAGE            CURRENT              IN         IN U.S. DOLLARS
NAME OF ISSUER                       OF PORTFOLIO (1)   DIVIDEND YIELD (2)    U.S. DOLLARS          (3)
--------------------------------------------------------------------------------------------------------------
1. The Peninsular & Oriental Steam
   Navigation Company                        10.20%               6.24%        $    7.387     $     30,286.02
2. Allied Domecq PLC                          9.70                5.96              8.006           28,822.25
3. Hanson PLC                                10.03                5.80              3.104           29,801.12
4. British Gas PLC                            9.87                5.75              3.807           29,311.68
5. British Telecommunications PLC             9.90                4.83              5.657           29,417.42
6. BTR PLC                                   10.02                4.56              5.045           29,767.88
7. BICC PLC                                   9.86                4.41              4.305           29,275.43
8. Lucas Industries PLC                      10.14                3.73              2.840           30,103.24
9. Courtaulds PLC                            10.05                3.54              6.632           29,841.90
10. Blue Circle Industries PLC               10.23                3.51              5.151           30,391.76
                                     -----------------                                       -----------------
                                            100.00%                                           $    297,018.70
                                     -----------------                                       -----------------
                                     -----------------                                       -----------------

------------------------------------
(1) Based on Cost to Fund in U.S. dollars.
(2) Current Dividend Yield for each security was generally calculated by adding the most recent interim and final dividends declared on the security and dividing the result by its market value as of the close of trading on January 19, 1996.
(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on January 19, 1996, converted into U.S. dollars on the offer side of the exchange rate at the evaluation time on that date. Loss to the Sponsors on deposit of the Securities was $2,098.62.

                      ------------------------------------

The securities were acquired on January 19, 1996 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

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                      Performance Information--FT Strategy
--------------------------------------------------------------------------------

The following table compares the actual performance of the FT Index and the hypothetical performance of approximately equal amounts invested in each of the FT Strategy Stocks (but not any Select Ten Portfolio) at the beginning of each year and reinvesting the proceeds annually for the past 20 years as of December 31 in each of these years. These results represent past performance of the FT Strategy Stocks, and may not be indicative of future results of the Strategy or the Portfolio. The FT Strategy Stocks underperformed the FT Index in certain years including five of the last 20 years. Also, an investment in the Portfolio will not realize as high a total return as a direct investment in the FT Strategy Stocks, since the Portfolio has sales charges and expenses and may not be fully invested at all times. In addition, dividends on the FT Strategy Stocks are subject to withholding by the U.K. Actual performance of a Portfolio will also differ from quoted performance of the FT Strategy Stocks and the FT Index because the quoted performance figures are annual figures based on closing sales prices on December 31, while the Portfolios are established and liquidated at various times during the year. Performance variances may also result because stocks are normally purchased or sold at prices and currency exchange rates different from the closing price and currency exchange rate used to determine the Portfolio's net asset value and not all stocks may be weighted equally at all times.

             COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
 (FIGURES REFLECT CONVERSION INTO U.S. DOLLARS AT APPLICABLE CURRENCY EXCHANGE
                                     RATES
          BUT NOT SALES CHARGES, FUND EXPENSES, COMMISSIONS OR TAXES)

                                                  FT STRATEGY STOCKS(1)                                      FT INDEX*
           ---------------------------------------------------------------  ---------------------------------------------
  YEAR     APPRECIATION(2)   ACTUAL DIVIDEND YIELD(3)     TOTAL RETURN(4)   APPRECIATION(2)   ACTUAL DIVIDEND YIELD(3)
---------  ----------------  ---------------------------  ----------------  ----------------  ---------------------------
     1976         -23.33%                  7.44%                 -15.89%           -20.59%                  5.01%
     1977          73.41                  13.86                   87.27             53.46                   8.46
     1978           7.22                  10.51                   17.73              3.57                   6.35
     1979          -5.75                  10.51                    4.76             -3.94                   7.53
     1980          16.49                  13.66                   30.15             22.57                   9.20
     1981         -14.02                   7.76                   -6.26            -10.36                   5.06
     1982          34.04                   9.99                   44.03             -4.41                   4.83
     1983          34.17                   7.89                   42.06             16.60                   5.34
     1984          -0.85                   6.35                    5.50             -2.26                   4.41
     1985          69.36                   9.28                   78.64             48.25                   6.49
     1986          26.35                   6.53                   32.88             19.14                   5.22
     1987          40.49                   7.61                   48.10             32.97                   6.02
     1988           5.19                   6.19                   11.38              1.62                   5.12
     1989          22.08                   6.63                   28.71             17.57                   5.23
     1990           1.91                   7.35                    9.26              4.31                   5.98
     1991           8.70                   7.87                   16.57              9.36                   5.29
     1992          -1.41                   5.68                    4.27             -6.33                   4.00
     1993          31.55                   6.14                   37.69             14.24                   4.16
     1994           0.42                   5.04                    5.46             -2.43                   4.32
     1995           5.20                   5.63                   10.83             13.07                   4.56

  YEAR     TOTAL RETURN(4)
---------  ----------------
     1976         -15.58%
     1977          61.92
     1978           9.92
     1979           3.59
     1980          31.77
     1981          -5.30
     1982           0.42
     1983          21.94
     1984           2.15
     1985          54.74
     1986          24.36
     1987          38.99
     1988           6.74
     1989          22.80
     1990          10.29
     1991          14.65
     1992          -2.33
     1993          18.40
     1994           1.89
     1995          17.63


Changes in the exchange rates of the pound sterling relative to the U.S. dollar affected these figures significantly in certain years. These changes ranged from minus 25% in 1981 and 1984 to plus 21% in 1987, and averaged minus 2.7% over the last 20 years. See Foreign Currency Exchange Rates table under Risk Factors--International Risk Factors Generally, in Part B.

------------------------------------
 * Source: Datastream International, Inc. The Sponsors have not independently verified these data, but they have no reason to believe these data are incorrect in any material respect.
(1) The FT Strategy Stocks for any given year were selected by ranking the dividend yields for each of the stocks in the FT Index as of the beginning of that year, as provided by Datastream International Inc. The yields were generally computed by adding together the interim and final dividends for each of the stocks (these companies generally pay one interim and a final dividend per fiscal year) declared in the preceding year divided by that stock's market value on the first trading day that year on the London Stock Exchange.
(2) Appreciation for the Strategy Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the London Stock Exchange in a given year from the market value of those stocks at the closing value on the last trading day in that year, and dividing the result by the market value of the stocks at the opening value on the first trading day in that year. Appreciation for the FT Index is calculated by subtracting the opening value of the FT Index on the first trading day in each year from the closing value of the FT Index on the last trading day in that year, and dividing the result by the opening value of the FT Index on the first trading day in that year.
(3) Actual Dividend Yield for the FT Strategy Stocks is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks on the first trading day in that year. Actual Dividend Yield for the FT Index is calculated by taking the total dividends credited to the FT Index and dividing the result by the opening value of the FT Index on the first trading day of the year.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any reinvestment of dividend income.

----------------------------------------------------------------
Defining Your Hong Kong Portfolio
----------------------------------------------------------------

Investing in the Portfolio, rather than in only one or two of the Strategy Stocks, is a way to diversify your investment. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:

                                            APPROXIMATE
                                       PORTFOLIO PERCENTAGE
/ / Real Estate/Properties                     50%
/ / Publishing                                 20
/ / Transportation                             10
/ / Utilities                                  10
/ / Telecommunications                         10

The Hong Kong Portfolio is concentrated in real estate and property stocks, and all of the stocks represent Hong Kong issuers. Investors should note that Hong Kong will revert to Chinese sovereignty on July 1, 1997, which may adversely effect real estate or property values or the market value of Hong Kong stocks generally. The People's Republic of China has committed to preserve for 50 years the economic and social freedoms currently enjoyed in Hong Kong, but there is no assurance that they will abide by this commitment. (See Risk Factors in Part B.)

ESTIMATED ANNUAL OPERATING EXPENSES

                                      AS A % OF        AMOUNT PER
                                     NET ASSETS       1,000 UNITS
                                  -----------------  --------------
Trustee's Fee                              .079%       $     0.78
Maximum Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .046%       $     0.45
Organizational Expenses                    .139%       $     1.38
Other Operating Expenses                   .120%       $     1.19
                                  -----------------  --------------
TOTAL                                      .384%       $     3.80

The Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

These estimates do not include the costs of purchasing and selling the underlying Strategy Stocks.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     3 Years    5 Years    10 Years
   $32        $77       $124        $256

Although each Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Series subject only to the deferred sales charge and fund expenses.

This example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.
The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example. Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption, currently estimated at $5.08 per 1,000 units, have not been reflected.

--------------------------------------------------------------------------------
                          Defined Hong Kong Portfolio
--------------------------------------------------------------------------------
Equity Income Fund
Select Ten Portfolio 1996 International Series A (Winter)       January 19, 1996

                                                                                  PRICE             COST
                                                                                PER SHARE          TO FUND
                                        PERCENTAGE            CURRENT        TO PORTFOLIO IN   IN U.S. DOLLARS
NAME OF ISSUER                       OF PORTFOLIO (1)   DIVIDEND YIELD (2)    U.S. DOLLARS           (3)
---------------------------------------------------------------------------------------------------------------
1. Oriental Press Group                      10.18%               6.18%         $   0.356      $     46,242.40
2. South China Morning Post
(Holdings) Ltd.                               9.91                6.06              0.644            45,045.92
3. Shun Tak Holdings Ltd.                     9.73                5.70              0.737            44,237.49
4. Henderson Land Development Co.,
Ltd.                                         10.41                5.36              6.759            47,309.53
5. Amoy Properties Ltd.                       9.80                5.00              1.099            44,528.52
6. Hang Lung Development Co.                 10.25                4.67              1.863            46,565.77
7. Hysan Development Co., Ltd.               10.00                4.47              2.839            45,427.50
8. Hong Kong Telecommunications
Ltd.                                          9.51                4.33              1.895            43,205.28
9. Hopewell Holdings Ltd.                    10.10                4.02              0.647            45,919.03
10. Hong Kong Electric Holdings
Ltd.                                         10.11                3.97              3.402            45,925.49
                                     -----------------                                        -----------------
                                            100.00%                                            $    454,406.93
                                     -----------------                                        -----------------
                                     -----------------                                        -----------------

------------------------------------

(1) Based on Cost to Fund in U.S. dollars.
(2) Current Dividend Yield for each security was calculated by adding the most recent interim and final dividends declared on the security and dividing the result by its market value as of the close of trading on January 19, 1996.
(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on January 19, 1996, converted into U.S. dollars on the offer side of the exchange rate at the evaluation time on that date. Loss to the Sponsors on deposit of the Securities was $2,332.08.

                      ------------------------------------

The securities were acquired on January 19, 1996 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

--------------------------------------------------------------------------------
                  Performance Information--Hang Seng Strategy
--------------------------------------------------------------------------------

The following table compares the actual performance of the Hang Seng Index and the hypothetical performance of approximately equal amounts invested in each of the Hang Seng Strategy Stocks (but not any Select Ten Portfolio) at the beginning of each year and reinvesting the proceeds annually for the past 18 years as of December 31 in each of these years. These results represent past performance of the Hang Seng Strategy Stocks, and may not be indicative of future results of the Strategy or the Portfolio. The Hang Seng Strategy Stocks underperformed the Hang Seng Index in certain years, including eight of the last 18 years. Also, an investment in the Hong Kong Portfolio will not realize as high a total return as a direct investment in the Hang Seng Strategy Stocks, since the Portfolio has sales charges and expenses and may not be fully invested at all times. Actual performance of a Portfolio will also differ from quoted performance of the Hang Seng Strategy Stocks and the Hang Seng Index because the quoted performance figures are annual figures based on closing sales prices on December 31, while the Portfolios are established and liquidated at various times during the year. In addition, the Hang Seng Index is weighted by market capitalization while the Portfolio stocks are more or less equally weighted. Performance variances may also result because stocks are normally purchased or sold at prices and currency exchange rates different from the closing price and currency exchange rate used to determine the Portfolio's net asset value and not all stocks may be weighted equally at all times. While the Hong Kong dollar exchange rate has been pegged to the U.S. dollar since 1983, there can be no assurance that this arrangement will continue in the future (see Risk Factors--International Risk Factors, Generally in Part B).

             COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

 (FIGURES REFLECT CONVERSION INTO U.S. DOLLARS AT APPLICABLE CURRENCY EXCHANGE
                                     RATES
          BUT NOT SALES CHARGES, FUND EXPENSES, COMMISSIONS OR TAXES)

                                           HANG SENG STRATEGY STOCKS(1)                               HANG SENG INDEX*
           ---------------------------------------------------------------  ---------------------------------------------
  YEAR     APPRECIATION(2)   ACTUAL DIVIDEND YIELD(3)     TOTAL RETURN(4)   APPRECIATION(2)   ACTUAL DIVIDEND YIELD(3)
---------  ----------------  ---------------------------  ----------------  ----------------  ---------------------------
     1978          19.82%                  8.22%                  28.04%            17.83%                  5.68%
     1979          72.63                   9.65                   82.28             72.27                   6.06
     1980          34.03                   7.37                   41.40             61.60                   4.23
     1981         -10.94                   7.08                   -3.86            -13.75                   2.68
     1982         -46.13                   7.16                  -38.97            -51.24                   3.45
     1983         -15.40                   7.92                   -7.48             -6.92                   6.03
     1984          53.82                  11.50                   65.32             36.45                   6.09
     1985          40.25                   7.27                   47.52             46.33                   4.77
     1986          54.50                   5.99                   60.49             46.90                   4.26
     1987          -2.15                   5.18                    3.03            -10.06                   3.33
     1988          28.02                   6.02                   34.04             16.07                   4.53
     1989           2.66                   6.75                    9.41              5.55                   4.64
     1990          -1.93                   8.04                    6.11              6.71                   5.28
     1991          40.07                   8.44                   48.51             42.41                   5.84
     1992          32.08                   6.86                   38.94             28.87                   4.76
     1993         100.80                   6.19                  106.99            116.14                   4.97
     1994         -34.93                   3.48                  -31.45            -31.22                   2.39
     1995          10.25                   5.86                   16.11             23.03                   3.92


  YEAR     TOTAL RETURN(4)
---------  ----------------
     1978          23.51%
     1979          78.33
     1980          65.83
     1981         -11.07
     1982         -47.79
     1983          -0.89
     1984          42.54
     1985          51.10
     1986          51.16
     1987          -6.73
     1988          20.60
     1989          10.19
     1990          11.99
     1991          48.25
     1992          33.63
     1993         121.11
     1994         -28.83
     1995          26.95


------------------------------------
 * Source: Datastream International, Inc. The Sponsors have not independently verified these data, but they have no reason to believe these data are incorrect in any material respect.
(1) The Hang Seng Strategy Stocks for any given year were selected by ranking the dividend yields for each of the stocks in the Hang Seng Index as of the beginning of that year, as provided by Datastream International Inc. The yields were generally computed by adding together the interim and final dividends for each of the stocks (these companies generally pay one interim and a final dividend per fiscal year) declared in the preceding year divided by that stock's market value on the first trading day that year on the Hong Kong Stock Exchange.
(2) Appreciation for the Hang Seng Strategy Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the London Stock Exchange in a given year from the market value of those stocks at the closing value on the last trading day in that year, and dividing the result by the market value of the stocks at the opening value on the first trading day in that year. Appreciation for the Hang Seng Index is calculated by subtracting the opening value of the Hang Seng Index on the first trading day in each year from the closing value of the Hang Seng Index on the last trading day in that year, and dividing the result by the opening value of the Hang Seng Index on the first trading day in that year.
(3) Actual Dividend Yield for the Hang Seng Strategy Stocks is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks on the first trading day in that year. Actual Dividend Yield for the Hang Seng Index is calculated by taking the total dividends credited to the Hang Seng Index and dividing the result by the opening value of the Hang Seng Index on the first trading day of the year.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any reinvestment of dividend income.

----------------------------------------------------------------
Defining Your Japan Portfolio
----------------------------------------------------------------

Investing in the Portfolio, rather than in only one or two of the Strategy Stocks, is a way to diversify your investment. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:

                                            APPROXIMATE
                                       PORTFOLIO PERCENTAGE
/ / Utilities/Gas and Electric                 40%
/ / Oil/Gas                                    20
/ / Transportation                             10
/ / Electrical Equipment                       10
/ / Aerospace/Defense                          10
/ / Engineering and Construction               10

The Japan Portfolio is concentrated in gas and electric utility stocks, and all of the stocks represent Japanese issuers. (See Risk Factors in Part B.)
The Portfolio will report as gross income each investor's pro rata share of dividends earned by the Portfolio grossed-up to reflect any taxes withheld on the dividends.
ESTIMATED ANNUAL OPERATING EXPENSES

                                    AS A % OF        AMOUNT PER
                                   NET ASSETS       1,000 UNITS
                                -----------------  ---------------
Trustee's Fee                            .083%        $    0.82
Maximum Portfolio Supervision,
  Bookkeeping and
  Administrative Fees                    .046%        $    0.45
Organizational Expenses                  .187%        $    1.85
Other Operating Expenses                 .146%        $    1.45
                                -----------------  ---------------
TOTAL                                    .462%        $    4.57

The Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

These estimates do not include the costs of purchasing and selling the underlying Strategy Stocks.

COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     3 Years    5 Years    10 Years
   $32        $79       $128        $264

Although each Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Series subject only to the deferred sales charge and fund expenses.

This example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.
The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example. Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption, currently estimated at $11.88 per 1,000 units, have not been reflected.

--------------------------------------------------------------------------------
                            Defined Japan Portfolio
--------------------------------------------------------------------------------
Equity Income Fund
Select Ten Portfolio 1996 International Series A (Winter)       January 19, 1996

                                                                                 PRICE
                                                                               PER SHARE           COST
                                                                              TO PORTFOLIO        TO FUND
                                        PERCENTAGE            CURRENT              IN         IN U.S. DOLLARS
NAME OF ISSUER                       OF PORTFOLIO (1)   DIVIDEND YIELD (2)    U.S. DOLLARS          (3)
--------------------------------------------------------------------------------------------------------------
1. Tonen Corporation                          9.51%               3.27%        $   14.529     $     43,585.60
2. Kansai Electric Power Co. Inc.            10.40                1.97             23.834           47,668.79
3. Tokyo Electric Power Co. Inc.             10.22                1.81             26.018           46,833.16
4. Japan Energy Corporation                   9.37                1.53              3.067           42,939.89
5. Fuji Electric Co. Ltd.                    10.04                1.49              5.109           45,978.54
6. Fujita Corporation                        10.45                1.48              4.786           47,858.70
7. Sankyu Inc.                                9.76                1.40              4.064           44,706.11
8. Ishikawajima-Harima Heavy
Industries                                   10.10                1.35              4.207           46,272.91
9. Tokyo Gas Co. Ltd.                         9.97                1.34              3.513           45,674.67
10. Osaka Gas Co. Ltd.                       10.18                1.31              3.589           46,662.24
                                     -----------------                                       -----------------
                                            100.00%                                           $    458,180.61
                                     -----------------                                       -----------------
                                     -----------------                                       -----------------

------------------------------------
(1) Based on Cost to Fund in U.S. dollars.
(2) Current Dividend Yield for each security was calculated by adding the most recent interim and final dividends declared on the security and dividing the result by its market value as of the close of trading on January 19, 1996.
(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on January 19, 1996, converted into U.S. dollars on the offer side of the exchange rate at the evaluation time on that date. Loss to the Sponsors on deposit of the Securities was $687.27.

                      ------------------------------------

The securities were acquired on January 19, 1996 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or co-managers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

--------------------------------------------------------------------------------
                  Performance Information--Nikkei 225 Strategy
--------------------------------------------------------------------------------

The following table compares the actual performance of the Nikkei 225 Index and the hypothetical performance of approximately equal amounts invested in each of the Nikkei Strategy Stocks (but not any Select Ten Portfolio) at the beginning of each year and reinvesting the proceeds annually for the past 20 years as of December 31 in each of these years. These results represent past performance of the Nikkei Strategy Stocks, and may not be indicative of future results of the Strategy or the Portfolio. The Nikkei Strategy Stocks underperformed the Nikkei 225 Index in certain years, including seven of the last 20 years. Also, an investment in the Japan Portfolio will not realize as high a total return as a direct investment in the Nikkei Strategy Stocks, since the Portfolio has sales charges and expenses and may not be fully invested at all times. Actual performance of a Portfolio will also differ from quoted performance of the Nikkei Strategy Stocks and the Nikkei 225 Index because the quoted performance figures are annual figures based on closing sales prices on December 31, while the Portfolios are established and liquidated at various times during the year. Performance variances may also result because stocks are normally purchased or sold at prices and currency exchange rates different from the closing price and currency exchange rate used to determine the Portfolio's net asset value and not all stocks may be weighted equally at all times.

             COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
   (FIGURES REFLECT CONVERSION INTO U.S. DOLLARS AT APPLICABLE EXCHANGE RATES
          BUT NOT SALES CHARGES, FUND EXPENSES, COMMISSIONS OR TAXES)

                                              NIKKEI STRATEGY STOCKS(1)                              NIKKEI 225 INDEX*
           ---------------------------------------------------------------  ---------------------------------------------
  YEAR     APPRECIATION(2)   ACTUAL DIVIDEND YIELD(3)     TOTAL RETURN(4)   APPRECIATION(2)   ACTUAL DIVIDEND YIELD(3)
---------  ----------------  ---------------------------  ----------------  ----------------  ---------------------------
     1976           5.51%                  5.06%                  10.57%            19.14%                  2.79%
     1977          49.39                   4.89                   54.28             19.14                   2.41
     1978          69.05                   3.05                   72.10             52.35                   2.97
     1979          -3.31                   2.42                   -0.89            -11.49                   1.49
     1980          34.72                   4.21                   38.93             27.20                   2.27
     1981          14.89                   3.55                   18.44              0.49                   1.71
     1982          -5.61                   3.07                   -2.54             -2.26                   1.49
     1983          27.00                   4.04                   31.04             25.01                   2.07
     1984          -0.05                   3.16                    3.11              7.43                   1.49
     1985          49.46                   3.55                   53.01             42.41                   1.78
     1986          75.32                   2.51                   77.83             81.97                   1.81
     1987          91.23                   2.44                   93.67             49.58                   1.13
     1988          61.43                   1.61                   63.04             35.60                   0.97
     1989          21.99                   0.97                   22.96             12.21                   0.59
     1990         -41.87                   0.88                  -40.99            -35.08                   0.29
     1991           5.35                   1.55                    6.90              4.74                   0.82
     1992         -17.66                   1.49                  -16.17            -26.33                   0.57
     1993          19.55                   1.97                   21.52             14.87                   1.07
     1994          26.11                   1.88                   27.99             27.16                   1.14
     1995          -6.31                   1.33                   -4.98             -2.99                   0.69

  YEAR     TOTAL RETURN(4)
---------  ----------------
     1976          21.93%
     1977          21.55
     1978          55.32
     1979         -10.00
     1980          29.47
     1981           2.20
     1982          -0.77
     1983          27.08
     1984           8.92
     1985          44.19
     1986          83.78
     1987          50.71
     1988          36.57
     1989          12.80
     1990         -34.79
     1991           5.56
     1992         -25.76
     1993          15.94
     1994          28.30
     1995          -2.30

Changes in the exchange rates of the Japanese yen relative to the U.S. dollar affected these figures significantly. These changes ranged from minus 23% in 1979 to plus 23% in 1987 and averaged plus 4.61% annually over the last 20 years. See Foreign Currency Exchange Rates table under Risk

Factors--International Risk Factors, Generally in Part B. There can be no assurance that similar appreciation will continue during the life of the Portfolio or successive rollover periods.

------------------------------------
 * Source: Datastream International, Inc. The Sponsors have not independently verified these data, but they have no reason to believe these data are incorrect in any material respect.
(1) The Nikkei Strategy Stocks for any given year were selected by ranking the dividend yields for each of the stocks in the Nikkei 225 Index as of the beginning of that year, as provided by Datastream International Inc. The yields were generally computed by adding together the interim and final dividends for each of the stocks (these companies generally pay one interim and a final dividend per fiscal year) declared in the preceding year divided by that stock's market value on the first trading day that year on the Toyko Stock Exchange.
(2) Appreciation for the Nikkei Strategy Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the Toyko Stock Exchange in a given year from the market value of those stocks at the closing value on the last trading day in that year, and dividing the result by the market value of the stocks at the opening value on the first trading day in that year. Appreciation for the Nikkei 225 Index is calculated by subtracting the opening value of the Nikkei 225 Index on the first trading day in each year from the closing value of the Nikkei 225 Index on the last trading day in that year, and dividing the result by the opening value of the Nikkei 225 Index on the first trading day in that year.
(3) Actual Dividend Yield for the Nikkei Strategy Stocks is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks on the first trading day in that year. Actual Dividend Yield for the Nikkei 225 Index is calculated by taking the total dividends credited to the Nikkei 225 Index and dividing the result by the opening value of the Nikkei 225 Index on the first trading day of the year.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any reinvestment of dividend income.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Defined Asset Funds Equity Income Fund, Select Ten Portfolio 1996 International Series A (Winter) (United Kingdom, Hong Kong and Japan Portfolios) (the 'Fund'):

We have audited the accompanying statements of condition and the related portfolios included in the prospectus of the Fund as of January 19, 1996. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letters of credit deposited for the purchase of securities, as described in the statements of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Fund as of January 19, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
January 19, 1996

                 STATEMENTS OF CONDITION AS OF JANUARY 19, 1996

                                                            UNITED KINGDOM            HONG KONG                 JAPAN
TRUST PROPERTY                                                PORTFOLIO               PORTFOLIO               PORTFOLIO
                                                         --------------------    --------------------    --------------------
Investments--Contracts to purchase Securities(1)         $         297,018.70    $         454,406.93    $         458,180.61
Organizational Costs(2)..................................          207,000.00              207,000.00              129,500.00
                                                         --------------------    --------------------    --------------------
          Total..........................................$         504,018.70    $         661,406.93    $         587,680.61
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Payment of deferred portion of sales
charge(3)................................................$           5,250.33    $           8,032.43    $           8,099.14
     Accrued Liability(2)                                          207,000.00              207,000.00              129,500.00
                                                         --------------------    --------------------    --------------------
     Subtotal                                            $         212,250.33    $         215,032.43    $         137,599.14
                                                         --------------------    --------------------    --------------------
Interest of Holders of fractional undivided interest
  outstanding (United Kingdom Portfolio-- 300,019 units;
  Hong Kong Portfolio--458,996 units; Japan
  Portfolio--462,808 units)(4):
  Cost to investors(5)...................................$         300,019.00    $         458,996.00    $         462,808.00
  Gross underwriting commissions(6)......................           (8,250.63)             (12,621.50)             (12,726.53)
                                                         --------------------    --------------------    --------------------
     Subtotal                                            $         291,768.37    $         446,374.50    $         450,081.47
                                                         --------------------    --------------------    --------------------
          Total                                          $         504,018.70    $         661,406.93    $         587,680.61
                                                         --------------------    --------------------    --------------------
                                                         --------------------    --------------------    --------------------

---------------
         (1) Aggregate cost to each Portfolio of the securities listed under Defined Portfolio based on the U.S. dollar offer side value of the relevant exchange rate determined by the Trustee at the evaluation time on January 19, 1996. The contracts to purchase securities are collateralized by irrevocable letters of credit which have been issued by Banca Di Roma, New York Branch, Banca Nazionale Dell'Agricoltura, New York Branch and The Bank of Yokohama, Ltd., New York Branch, in the amount of $1,214,724.21 and deposited with the Trustee. The amount of the letters of credit includes $1,209,606.24 for the purchase of securities.
         (2) This represents a portion of the Fund's organizational costs which will be deferred and amortized over the life of the Fund. Organizational costs have been estimated based on projected total assets of $370 million. To the extent the Fund is larger or smaller, the estimates may vary.
         (3) Represents the aggregate amount of mandatory distributions of $1.75 per 1,000 Units per month payable on April 22, 1996 and thereafter on the 1st day of each month from May, 1996 through January 1, 1997. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to January 1, 1997, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.
         (4) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in these statements of condition, the number of Units offered on the day following the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
         (5) Aggregate public offering price computed on the basis of the U. S. dollar value of the underlying securities based on the U.S. dollar offer side value of the relevant exchange rate at the evaluation time on January 19, 1996.
         (6) Assumes the maximum sales charge per 1,000 units of 2.75% of the Public Offering Price.
                                      A-14

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
         EQUITY INCOME FUND SELECT TEN PORTFOLIOS--INTERNATIONAL SERIES
                 UNITED KINGDOM, HONG KONG AND JAPAN PORTFOLIOS
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
              BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     Index

                                                          PAGE
                                                        ---------
Fund Description......................................          1
Risk Factors..........................................          5
How to Buy Units......................................          9
How to Sell Units.....................................         10
Income, Distributions and Reinvestment................         12
Portfolio Expenses....................................         13
Taxes.................................................         13

                                                          PAGE
                                                        ---------
Foreign Taxation......................................         15
Records and Reports...................................         18
Trust Indenture.......................................         18
Miscellaneous.........................................         18
Exchange Option.......................................         20
Supplemental Information..............................         21

FUND DESCRIPTION

THE STRATEGY

     Simple strategies can sometimes be the most effective. The United Kingdom, Hong Kong and Japan Portfolios seek total return by acquiring the ten highest yielding stocks in the Financial Times Industrial Share Index (FT Index), the Hang Seng Index and the Nikkei 225 Index, respectively, as of the dates indicated in Part A, after giving effect to any forthcoming changes to an index announced prior to those dates, and holding them for about one year. This investment strategy is based on three time-tested investment principles: time in the market is more important than timing the market; the stocks to buy are the ones everyone else is selling; and dividends can be an important part of total return. Today's global marketplace offers many opportunities. Defined Asset Funds can make some of them available to investors with the Select Ten International Portfolios. Global markets can move in different directions. While some markets may be experiencing rapid growth, others may be in decline. These markets can offer attractive growth opportunities. An investment in the Fund can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Purchasing a portfolio of these stocks as opposed to one or two provides a more diversified holding. For each Portfolio there are only one investment decision and two semi-annual dividends. Investment in a number of companies with high dividends relative to their stock prices is designed to increase a Portfolio's potential for higher total returns. Each Portfolio's return will consist of a combination of capital appreciation and current dividend income. Each Portfolio will terminate in about one year, when investors may choose to either receive the distribution in cash or reinvest in the next Series (if available) at a reduced sales charge. There can be no assurance that the dividend rates on the selected stocks will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well.

     The FT Index. The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. This Index is an unweighted average of the share prices of selected companies, which are highly capitalized, major factors in their industries; their stocks are widely held by individuals and institutional investors. The following are the stocks currently represented in the FT Index:

Allied Domecq PLC                 British Airways PLC                Lucas Industries PLC
ASDA Group PLC                    Cadbury Schweppes PLC              Marks & Spencer PLC
BICC PLC                          Courtaulds PLC                     National Westminster Bank PLC
The BOC Group PLC                 Forte PLC                          The Peninsular & Oriental Steam
BTR PLC                           The General Electric Company PLC   Navigation Company
Blue Circle Industries PLC        Glaxo Wellcome PLC                 Reuters Holdings PLC
The Boots Company PLC             Grand Metropolitan PLC             Royal Insurance Holdings PLC
The British Petroleum Company     GKN PLC                            SmithKline Beecham PLC
PLC                               Guinness PLC                       Tate & Lyle PLC
British Telecommunications PLC    Hanson PLC                         Thorn EMI PLC
British Gas PLC                   Imperial Chemical Industries PLC


     The Hang Seng Index. The Hang Seng Index, first published in 1969, is a recognized indicator of stock market performance in Hong Kong. It is computed on an arithmetic basis, weighted by market capitalization, and represents approximately 70% of the total market capitalization of stocks listed on the Hong Kong Exchange. The companies represented are among the most highly capitalized in Hong Kong. Index stocks include companies intended to represent four major market sectors; commerce and industry, finance, properties and utilities. The following are the stocks currently represented in the Hang Seng Index.

Amoy Properties Ltd.              Hong Kong Electric              Oriental Press Group Ltd.
Bank of East Asia Ltd.            Hong Kong and China Gas         Shangri-La Asia Ltd.
Cathay Pacific                    Hong Kong and Shanghai Hotels   Shun Tak Holdings Limited
Cheung Kong                       Hong Kong Telecommunications    Sino Land Co. Ltd.
China Light & Power Co.           Hopewell Holdings               South China Morning Post
Citic Pacific                     HSBC Holdings PLC               (Holdings)
Great Eagle Holdings              Hutchison Whampoa               Sun Hung Kai Properties
Guangdong Investment Ltd.         Hysan Development Company       Swire Pacific (A)
Hang Lung Development Company     Johnson Electric Holdings Ltd   Television Broadcasts
Hang Seng Bank                    Miramar Hotel & Investment      Wharf Holdings
Hendersen Land Development        New World Development           Wheelock & Co.
Hong Kong Aircraft Engineering

     The Nikkei 225 Index. The Nikkei Stock Average, or Nikkei 225 Index is a price-weighted index of 225 Japanese companies listed in the First Section of the Tokyo Stock Exchange. The Nikkei 225 was first published in 1950, and is well known both inside and outside Japan. The Nikkei 225 average is calculated as a price-weighted average of the component stock prices, adjusted by a divisor to account for non-market factors, rights and changes to the constituent issues. The following are the stocks currently represented in the Nikkei 225 Index:


Ajinomoto Co. Inc.                  Fuji Photo Film Co. Ltd.      Japan Steel Works Ltd.
All Nippon Airways Co. Ltd.         Fuji Spinning Co. Ltd.        Kajima Corporation
Aoki Corporation                    Fujikura Ltd.                 Kanebo Ltd.
Asahi Breweries Ltd.                Fujita Corporation            Kansai Electric Power Co. Inc.
Asahi Chemical Industry Co. Ltd.    Fujitsu Ltd.                  Kawasaki Heavy Ind. Ltd.
Asahi Denka Kogyo K.K.              Furukawa Co. Ltd.             Kawasaki Kisen Kaisha Ltd.
Asahi Glass Co. Ltd.                Furukawa Electric Co. Ltd.    Kawasaki Steel Corporation
Bank of Tokyo Ltd.                  Hazama Corporation            Keihin Electric Express
Bridgestone Corporation             Heiwa Real Estate Co. Ltd.    Railway Co.
Canon Inc.                          Hino Motors Ltd.              Keio Teito Electric
Chichibu Onoda Cement               Hitachi Ltd.                  Railway Co. Ltd.
Corporation                         Hitachi Zosen Corporation     Keisei Electric Railway
Chiyoda Corporation                 Hokuetsu Paper Mills Ltd.     Co. Ltd.
Citizen Watch Co. Ltd.              Honda Motor Co. Ltd.          Kikkoman Corporation
Dai Ichi Kangyo Bank Ltd.           Honen Corporation Industries IKirin Brewery Co. Ltd.nc.
Dai Nippon Printing Co. Ltd.        Honshu Paper Co. Ltd.         Kobe Steel Ltd.
Dainippon Pharmaceutical Co.        Iseki and Co. Ltd.            Komatsu Ltd.
Ltd.                                Ishikawajima-Harima Heavy     Konica Corporation
Daiwa House Industry Co. Ltd.       Industries                    Koyo Seiko Co. Ltd.
Denki Kagaku Kogyo K.K.             Isuzu Motors Ltd.             Kubota Corporation
Dowa Mining Co. Ltd.                Itochu Corporation            Kumagai Gumi Co.
Ebara Corporation                   Iwatani International CorporatKuraray Co. Ltd.ion
Fuji Bank Ltd.                      Japan Energy Corporation      Kyokuyo
Fuji Electric Co. Ltd.              Japan Securities Finance Co. LKyowa Hakko Kogyotd.

Marubeni Corporation                    Nippon Denko Co. Ltd.            Showa Line Ltd.
Marui Co., Ltd.                         Nippon Express Co. Ltd.          Shows Electric Wire and
Maruzen Co., Ltd.                       Nippon Flour Mills Co. Ltd.      Cable Co. Ltd.
Matsushita Electric Industrial Co.      Nippon Kayaku Co. Ltd.           Sony Corporation
Mazda Motor                             Nippon Light Metal Co. Ltd.      Sumitomo Bank Ltd.
Meidensha Corporation                   Nippon Metal Industry Co. Ltd.   Sumitomo Chemical Co. Ltd.
Meiji Milk Products                     Nippon Oil Co. Ltd.              Sumitomo Coal Mining
Meiji Seika                             Nippon Paper Ind. Co. Ltd.       Co. Ltd.
Mercian Corporation                     Nippon Piston Ring Co. Ltd.      Sumitomo Corporation
Minebea Co., Ltd.                       Nippon Sharyo Ltd.               Sumitomo Electric Industries
Mitsubishi Bank                         Nippon Sheet Glass Co. Ltd.      Ltd.
Mitsubishi Chemical Corporation         Nippon Shinpan Co. Ltd.          Sumitomo Heavy Industries Ltd.
Mitsubishi Corporation                  Nippon Soda Co. Ltd.             Sumitomo Metal Industries Ltd.
Mitsubishi Electric Corporation         Nippon Steel Corporation         Sumitomo Metal Mining Ltd.
Mitsubishi Estate Co. Ltd.              Nippon Suisan Kaisha Ltd.        Sumitomo Osaka Cement Co. Ltd.
Mitsubishi Heavy Industries             Nippon Synthetic Chemical        Suzuki Motor Corporation
Mitsubishi Materials Corporation        Industry                         Taisei Corporation
Mitsubishi Oil Co. Ltd.                 Nippon Telegraph and             Takara Shuzo
Mitsubishi Papers Mills Ltd.            Telephone NTT                    Takeda Chemical Industries
Mitsubishi Rayon Co. Ltd.               Nippon Yakin Kogyo               Teijin Ltd.
Mitsubishi Steel Manufacturing          Nippon Yusen K.K.                Teikoku Oil
Co.                                     Nippondenso Co. Ltd.             Tekken Corporation
Mitsubishi Trust and                    Nissan Chemical Industries Ltd   Toa Corporation
Banking Corporation                     Nissan Motor Co. Ltd.            Toagosei Chemical Industry
Mitsubishi Warehouse and                Nisshin Flour Milling Co. Ltd.   Tobishima Corporation
Transport                               Nisshin Oil Mills Ltd.           Tobu Railway
Mitsui and Co. Ltd.                     Nisshinbo                        Toei Co.
Mitsui Engineer and                     Nissho Iwai Corporation          Toho Rayon
Shipbuilding                            Nitto Boseki Co. Ltd.            Toho Zinc Co. Ltd.
Mitsui Fuddsan Co. Ltd.                 NKK Corporation                  Tokai Carbon Co. Ltd.
Mitsui Marine and Fire                  NOF Corporation                  Tokio Marine and Fire
Insurance Co.                           Nomura Securities Co. Ltd.       Insurance Co.
Mitsui Mining and Smelting Ltd.         Noritake Co. Ltd.                Tokyo Dome Corporation
Mitsui Mining Co. Ltd.                  NSK Limited                      Tokyo Electric Power Co. Inc.
Mitsui O.S.K. Lines Ltd.                NTN Corporation                  Tokyo Gas Co. Ltd.
Mitsui Soko Co. Ltd.                    Obayashi Corporation             Tokyo Rope Mfg.
Mitsui Toatsu Chemicals Inc.            Odakyu Electric Railway          Tokyu Corporation
Mitsui Trust and Banking                OKI Electric Industry Co.        Tokyu Department Store
Co. Ltd.                                Okuma Corporation                Tomen Corporation
Mitsukoshi Ltd.                         Osaka Gas Co. Ltd.               Tonen Corporation
Morinaga and Co. Ltd.                   Pioneer Electronic Corporation   Toppan Printing Co. Ltd.
Nachi Fujikoshi Corporation             Rasa Industries Ltd.             Topy Industries
Navix Line Ltd.                         Ricoh Company Ltd.               Toray Industries
NEC Corporation                         Sakura Bank Ltd.                 Toshiba Corporation
New Oji Paper Co.                       Sankyo Co. Ltd.                  Tosoh Corporation
NGK Insulators Ltd.                     Sankyu Inc.                      Toto Ltd.
Nichirei Corporation                    Sanyo Electric Co. Ltd.          Toyo Seikan Kaisha
Nichiro Corporation                     Sapporo Breweries Ltd.           Toyobo Co. Ltd.
Nichiro Gyogyo Kaisha Ltd.              Sato Kogyo Co. Ltd.              Toyota Motor Corporation
Nihon Cement Co. Ltd.                   Seika Corporation                UBE Industries Unitika Ltd.
Niigata Engineering Co. Ltd.            Sharp Corporation                Yamaha Corporation
Nikko Securities Co. Ltd.               Shimizu Corporation              Yamanouchi Pharmaceutical
Nikon Corporation                       Shimura Kako Co., Ltd.           Yasuda Fire & Marine
Nippon Beet Sugar Manufacturing         Shin Etsu Chemical Co. Ltd.      Insurance
Co.                                     Shinagawa Refractories           Yokogawa Electric
Nippon Carbide Industries               Co. Ltd.                         Yokohama Rubber Company
Co. Inc.                                Shionogi and Co. Ltd.            Ltd.
Nippon Carbon Co. Ltd.                  Showa Shell Sekiyu K.K.          Yuasa Corporation
Nippon Chemical Industrial              Showa Denko K.K.
Co. Ltd.

PORTFOLIO SELECTION

     The Fund consists of three separate portfolios, the United Kingdom Portfolio, the Hong Kong Portfolio and the Japan Portfolio, which contain common stocks in the FT Index, the Hang Seng Index and the Nikkei 225 Index, respectively, having the highest dividend yield as of the dates indicated in Part A. 'Highest dividend yield' means the yield for each Security calculated by adding the most recent interim and final dividends declared on that Security and dividing the result by the market value of that Security. This rate is historical and there is no assurance that any dividends will be declared or paid in the future on the Securities. No leverage or borrowing is used nor do the Portfolios contain other kinds of securities to enhance yield.

     The Strategy selection process is a straightforward, objective, mathematical application that ignores any subjective factors concerning an issuer in the related index, an industry or the economy generally. The application of the Strategy may cause a Portfolio to own a stock that the Sponsors do not recommend for purchase and, in fact, the Sponsors may have sell recommendations on a number of the stocks in a Portfolio at the time the stocks are selected for inclusion in the Portfolio. Various theories attempt to explain why a common stock is among the ten highest yielding stocks in the related index at any given time: the issuer may be in financial difficulty or out of favor in the market because of weak earnings or performance or forecasts or negative publicity; uncertainties relating to pending or threatened litigation or pending or proposed legislation or government regulation; the stock may be a cyclical stock reacting to national or international economic developments; or the market may be anticipating a reduction in or the elimination of the company's dividend. Some of the foregoing factors may be relevant to only a segment of an issuer's overall business yet the publicity may be strong enough to outweigh otherwise solid business performance. In addition, companies in certain industries have historically paid high dividends.

     The deposit of the Securities in each Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security in that Portfolio. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security in a Portfolio at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.

     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, each Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible and may purchase Securities on exchanges other than the London, Hong Kong and Tokyo Stock Exchanges. A Portfolio may also enter into program trades with unaffiliated broker/dealers, which will have the effect of increasing brokerage commissions while reducing market risk. Portfolio investors may benefit from reduced commissions and institutional prices available to the Portfolio.

     Because each Portfolio in a Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolios will change somewhat over time, as Securities are purchased upon creation of additional Units, as Securities are sold to meet Unit redemptions or in other limited circumstances.

PORTFOLIO SUPERVISION

     Each Portfolio follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsors may instruct the Trustee to tender or sell the Security in the open market when in its opinion it is in the best interests of investors to do so. Otherwise, although each Portfolio is regularly reviewed, because of the Strategy the Portfolio is unlikely to sell any of the Securities other than to satisfy redemptions of units, or to cease buying additional shares in connection with the issuance of Additional Units. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause a Portfolio to dispose of a Security or cease buying it. Furthermore, each Portfolio will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the ten highest dividend yielding stocks in the related Index or even its deletion from that Index.

RISK FACTORS

     An investment in a Portfolio entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the relevant stock market worsens and the risk that holders of common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsors cannot predict the direction or scope of any of these factors.

INTERNATIONAL RISK FACTORS, GENERALLY

     Foreign Issuers. Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers. These risks may include future political and economic developments, the possibility of exchange controls or other governmental restrictions on the payment of dividends, less publicly available information and the absence of uniform accounting, auditing and financial reporting standards, practices and requirements.

     Volatility. Foreign stock prices may be more volatile than U.S. stock prices. The following table demonstrates the volatility of the Nikkei 225 Index, the Hang Seng Index and the FT Index in comparison to that of the Dow Jones Industrial Average by showing for each index the number of trading days during the period from January 1, 1989 through December 31, 1995, on which the value of the index in local currency gained or lost 1%, 2% and 3% of its value as of the previous trading day.

                                        NUMBER OF TRADING DAYS WITH GAINS OR LOSSES SHOWN
   PERCENTAGE GAINS OR     ----------------------------------------------------------------
         LOSSES             NIKKEI 225      HANG SENG            FT         DOW JONES
    IN VALUE OF INDEX            INDEX          INDEX         INDEX   INDUSTRIAL AVERAGE
-------------------------  -------------  -------------  -----------  ---------------------
1%.......................          615            614           394               268
2%.......................          237            226            41                35
3%.......................           94             82            12                10

     Previous performance is no guarantee of future results; any index may display more or less volatility in the future.

     Foreign Exchange Rates. Because securities of non-U.S. issuers generally pay dividends and trade in foreign currencies, there is the risk that the U.S. dollar value of these securities will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar because of changing investor perceptions, currency speculation by institutional investors, supply and demand of the respective currency, the soundness of the world economy and the relative strength of the respective economy, the impact of actual and proposed government policies, interest rate differentials between currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another.

     Since 1983, the Hong Kong dollar has been 'pegged' to the U.S. dollar although there is no guarantee that the Hong Kong dollar will continue to be pegged to the U.S. dollar in the future. If the Hong Kong dollar ceased to be pegged to the U.S. dollar there could be an adverse effect on the value of the Hong Kong Portfolio. Currencies are generally traded by leading international commercial banks and institutional investors. From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly to prevent or reduce substantial exchange rate fluctuations.

     The following table shows fluctuations in the value of the British pound, Hong Kong dollar and Japanese yen relative to the U.S. dollar in the past 20 years.

                   CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

               RANGE OF                            RANGE OF
             FLUCTUATIONS      CHANGE IN       FLUCTUATIONS      CHANGE IN                 RANGE OF
             U.S. DOLLAR/     U.K. POUND          HONG KONG      HONG KONG             FLUCTUATIONS        CHANGE IN
              U.K. POUND       STERLING/            DOLLAR/        DOLLAR/            JAPANESE YEN/     JAPANESE YEN/
    PERIOD     STERLING*    U.S. DOLLAR**      U.S. DOLLAR*   U.S. DOLLAR**            U.S. DOLLAR*     U.S. DOLLAR**
-----------  -------------  ---------------  ---------------  ---------------  -----------------------  ---------------
      1976     2.035-1.564        -18.86%       5.042-4.666           7.15%           305.99-285.95             4.05%
      1977     1.908-1.700         10.68        4.717-4.618           1.24            292.91-285.95            18.03
      1978     2.095-1.807          6.32        4.840-4.601          -4.07            242.54-177.39            18.92
      1979     2.332-1.979          8.52        5.243-4.739          -3.02            250.75-193.75           -23.18
      1980     2.452-2.134          6.75        5.211-4.784          -3.68            259.47-202.30            15.31
      1981     2.427-1.763        -25.00        6.155-5.125         -10.62            245.39-199.05            -8.33
      1982     1.933-1.593        -18.18        6.940-5.662         -14.45            278.16-218.75            -6.87
      1983     1.623-1.415        -11.30        8.750-6.472         -19.78            247.58-226.75             1.19
      1984     1.492-1.158        -25.43        7.990-7.775          -0.55            251.25-222.70            -8.14
      1985     1.494-1.044         19.94        7.860-7.722           0.15            263.43-200.25            20.15
      1986     1.555-1.377          2.03        7.825-7.766           0.20            202.70-152.00            20.65
      1987     1.886-1.468         21.21        7.814-7.750           0.58            159.40-121.25            23.95
      1988     1.896-1.663         -3.48        7.824-7.768          -0.81            136.52-121.10            -3.29
      1989     1.823-1.500        -12.04        7.816-7.773           0.10            149.62-123.60           -15.01
      1990     1.976-1.595         16.37        7.817-7.754           0.09            159.90-125.05             5.53
      1991     1.999-1.602         -3.24        7.875-7.711           0.27            141.90-124.90             8.10
      1992     2.004-1.505        -23.44        7.777-7.723           0.44            134.53-119.35            -0.02
      1993     1.590-1.417         -2.36        7.766-7.723           0.25            126.10-101.10            10.58
      1994     1.637-1.461          5.46        7.753-7.730          -0.18            113.10- 96.77            10.76
      1995     1.641-1.530         -0.77        7.768-7.730           0.04             104.29-81.09            -3.85


------------------
*  DRI/McGrawHill.
** Ibbotson Associates.

     A Portfolio's foreign exchange transactions may be conducted either on a spot (i.e., cash) or forward foreign exchange basis. Foreign currency exchange transactions are generally conducted on a principal basis and foreign exchange dealers realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price). The cost to the Portfolio of engaging in these foreign currency transactions also varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Portfolio evaluations include the cost of buying or selling a forward foreign exchange contract in the relevant currency to correspond to the settlement period for purchases and redemptions of Units.

     Exchange Controls. At the present time the Sponsors do not believe that any of the Securities is subject to exchange control restrictions which would materially interfere with payment to a Portfolio of amounts due on the Securities. There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to a Portfolio. In addition, the adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of international securities in a Portfolio and on the ability of that Portfolio to satisfy redemptions.

     Liquidity. Sales of foreign securities by a Portfolio in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets. Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. A foreign market's liquidity might become impaired as a result of economic or political turmoil in a country in whose currency a Portfolio had a substantial portion of its assets invested, or should relations between the United States and such foreign country deteriorate markedly. Additionally, the principal trading market for the Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Securities.

     The information set forth below has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the state of the economy of the United Kingdom and the value of any Securities held by the United Kingdom Portfolio, between the economy of Hong Kong and the value of any Securities held by the Hong Kong Portfolio or between the economy of Japan and the value of any Securities held by the Japan Portfolio.
                                     6

UNITED KINGDOM PORTFOLIO RISK FACTORS

     The United Kingdom Portfolio contains common stocks of British companies engaged in such industries as the pharmaceutical industry, the food and beverage industry, the transportation industry, insurance, telecommunications, finance and utilities. Many of these industries are subject to extensive government regulation which may have a materially adverse effect on the performance of their securities.

     The economy of the United Kingdom is focused upon the private services sector, which includes the wholesale and retail sector, banking, finance, insurance, and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and make a significant contribution to the country's balance of payments. In addition, the United Kingdom, as a member of the European Union (the 'EU'), formerly known as the European Community, is subject to the effects of the recent rapid political and social change throughout Europe although the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the securities in the United Kingdom Portfolio is impossible to predict.

HONG KONG PORTFOLIO RISK FACTORS

     The Hong Kong Portfolio contains common stocks of companies trading on the Hong Kong Exchange and engaged in such businesses as hotels, property and real estate, textiles, telecommunications and utilities.

     Hong Kong. Hong Kong, which has been a colony of Great Britain since the 1840's, will revert to the sovereignty of The People's Republic of China ('China') on July 1, 1997. Under British rule, the Hong Kong government has generally followed a laissez-faire policy towards industry, and over the ten year period between 1983 and 1993, Real Gross Domestic Product increased at an average annual rate of approximately 6%. There are no major import, export or foreign exchange restrictions, and regulation of business is generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Although China has committed to preserve for 50 years the economic and social freedoms currently enjoyed in Hong Kong, there can be no assurances that China will abide by its commitment. In addition, the government of China has no procedures for the orderly succession of its leadership. The Sponsors cannot predict what effect the death of the current leadership, which is very aged, may have on the prices of the stocks in the Hong Kong Portfolio.

     Hong Kong Exchange. The Stock Exchange of Hong Kong Ltd. (the 'Hong Kong Exchange'), with a total market capitalization as of July 31, 1995 of approximately US$288.4 billion, is the second largest stock market in Asia, measured by market capitalization, behind that of Japan. As of that date, 531 companies and 991 securities (including ordinary shares, warrants and other derivative instruments) were listed on the Hong Kong Exchange. The Securities and Futures Commission exercises supervision of the securities, financial investment and commodities futures industry.

     The Hang Seng Index is subject to change, and delisting of shares of any issuers may have an adverse impact on the performance of the Portfolio, although delisting would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Hong Kong Portfolio from purchasing such Securities in connection with the issuance of additional Units or the purchase of additional Hong Kong Securities. Jardine Matheson Holdings Ltd. and Jardine Strategic Holdings Ltd. delisted from the Hong Kong Stock Exchange as of November 30, 1994 and three other Jardine affiliates delisted as of February 28, 1995. The five Jardine companies represented almost 10% of total capitalization of the Hang Seng Index.

     Volatility of the Hang Seng Index. Securities prices on the Hang Seng Index can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, in 1989, the Hang Seng Index rose to 3,310 in May from its previous year-end level of 2,687 but fell to 2,094 in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets, and at the year end closed at a level of 2,837. Also, during 1994 the Hang Seng Index lost approximately 31% of its value.

     Hong Kong Real Estate Companies. The Hong Kong Portfolio is considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sales and other related activities. Many factors may have an adverse impact on the credit quality of companies in this industry, including economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate.


     Additionally, certain Hong Kong real estate companies are now involved in the purchase and development of real estate in southern China, which has recently experienced a rise in real estate prices and construction costs, a growing supply of real estate and a tightening of credit markets.

JAPAN PORTFOLIO RISK FACTORS

     The Japan Portfolio contains common stocks of Japanese companies trading on the Tokyo Stock Exchange (the 'TSE') and engaged in such industries as the electric utilities industry, steel manufacturing and the automotive industry.

     Volatility of the TSE. Although the market for Japanese stocks traded on the First Section of the TSE is substantial in terms of trading volume and liquidity, the TSE has nonetheless exhibited significant market volatility in the past several years. The general weakness in TSE prices since 1989 has adversely affected financial institutions (including banks and insurance companies) heavily invested in the market, in turn contributing to weakness in the Japanese economy.

     Political Factors. Reports of official improprieties, resignations and political reallignments have recently been followed by significant economic reforms. There is currently uncertainty as to the future of Japan's political outlook (including the influence and effectiveness of Japan's bureaucracy) and the impact of these political factors on the Japanese economy and the stock market.

     Economic Factors. The Japanese economy experienced its worst recession since World War II in the 1990s and the economy has been largely stagnant since October 1993. Japan has also recently experienced a period of prolonged price deflation and weak real estate prices. Despite repeated attempts at a fiscal stimulus, the Japanese government has not succeeded in fueling strong economic growth. Strains on the financial system in the form of non-performing loans of financial institutions and real estate companies have also been one of the major causes of Japan's economic weakness. Resolution of the bad debt problem may require disproportionate contributions by major banks. Structural problems of overregulation, excessive government intervention and under-consumption, coupled with the current government's relative inexperience in applying fiscal direction, could undercut Japan's economic recovery. Japanese exports could be adversely affected by pressure from trading partners -- particularly the U.S. -- to improve trade imbalances. As reflected in the table 'Changes in Foreign Currency Exchange Rates', general appreciation of the Japanese yen relative to the U.S. dollar has been a significant factor in the overall appreciation. There can be no assurance that the value of the yen will continue to appreciate, or might not depreciate, which could adversely affect the performance of the Japan Portfolio.

     Japanese Utilities. The Japan Portfolio is considered to be concentrated in common stocks of gas and electric utility companies. The ability of utilities to pay dividends is dependent on various factors, including the percentage of earnings paid out in the form of dividends ('pay out ratio'), the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities are particularly sensitive to, among other things, the effects of inflation on operating and construction costs, the unpredictability of future usage requirements and the costs and availability of fuel. The demand for a utility's services is influenced by, among other factors, competition, weather conditions and economic conditions. Electric utilities, for example, have experienced increased competition as a result of the availability of other energy sources, the effects of conservation on the use of electricity, self-generation by industrial customers and the generation of electricity by co-generators and other independent power producers. Utilities which distribute natural gas also are subject to competition from alternative fuels, including fuel oil, propane and coal.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on a Portfolio, although pending litigation may have a material adverse effect on the value of Securities in a Portfolio. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in a Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in a Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on a Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals.

LIFE OF THE FUND; FUND TERMINATION

     The size and composition of a Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in a rollover. Each Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. They will terminate earlier upon the disposition of the last Security in that Portfolio or upon the consent of investors holding 51% of the Units. A Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate a Portfolio early, which will likely be made following the rollover, will be based on factors such as its size relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in a Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE

     Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 2.75% of the Public Offering Price or, for quantity purchases of units of all Select Portfolios by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the public offering price:

                                                  APPLICABLE SALES CHARGE
                                              (GROSS UNDERWRITING PROFIT)
                                         ------------------------------------
                                         AS % OF PUBLIC       AS % OF NET
AMOUNT PURCHASED                         OFFERING PRICE     AMOUNT INVESTED
---------------------------------------  -----------------  -----------------

Less than $50,000......................           2.75%             2.778%
$50,000 to $99,999.....................           2.50              2.519
$100,000 to $249,999...................           2.00              2.005
$250,000 or more.......................           1.75              1.750

     The Deferred Sales Charge is a monthly charge of $1.75 per 1,000 units and is accrued in ten monthly installments commencing on the date indicated in Part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The Initial Sales Charge is equal to the aggregate sales charge, determined as described above, less the aggregate amount of any remaining installments of the Deferred Sales Charge.

     It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability.

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units subject only to the Deferred Sales Charge.

EVALUATIONS

     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. In addition, for the United Kingdom Portfolio, 'business day' shall exclude the following U.K. holidays: Easter Monday, May Day, Autumn Bank Holiday, Summer Bank Holiday and Boxing Day; for the Hong Kong Portfolio, 'business day' shall also exclude the following Hong Kong holidays: Lunar New Year's Day and the following day, Ching Ming Festival, Easter Monday, Queen's Birthday and the following Monday, Tuen Ng Festival, Summer Bank Holiday, Liberation Day, Chinese Mid-Autumn Festival and the following day, Chung Yeung Festival and the two weekdays following Christmas Day; for the Japan Portfolio, 'business day' shall also exclude the following Japanese Holidays: the four-day Year End

Holiday, Adults Day, National Foundation Day observance, Vernal Equinox Day, Greenery Day, Constitution Memorial Day, Childrens Day observance, Respect for the Aged Day observance, Autumnal Equinox Day, Health-Sports Day, Culture Day observance and Emperor's Birthday. If the Securities are listed on a securities exchange, evaluations are generally based on closing sales prices on that exchange (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities. All evaluations are converted to U.S. dollars at the then current exchange rates which include the cost of a forward foreign exchange contract in the relevant currency to correspond to the requirement that the Trustee settle redemption requests in U.S. dollars within seven days.

NO CERTIFICATES

     All investors are required to hold their Units in uncertifcated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').

HOW TO SELL UNITS

SPONSORS' MARKET FOR UNITS

     You can sell your Units at any time without a fee (other than the remaining deferred sales charge and deduction after the initial offering period for the costs of liquidating Securities). The Sponsors (although not obligated to do so) will normally buy any Units offered for sale at the repurchase price next computed after receipt of the order. The Sponsors have maintained secondary markets in Defined Asset Funds for over 20 years. Primarily because of the sales charge and fluctuations in the market value of the Securities, the sale price may be less than the cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue this market without prior notice if the supply of Units exceeds demand or for other business reasons. The Sponsors may reoffer or redeem Units repurchased.

TRUSTEE'S REDEMPTION OF UNITS

     You may redeem your Units by sending the Trustee a redemption request. Signatures must be guaranteed by an eligible institution. In certain instances, additional documents may be required such as a certificate of death, trust instrument, certificate of corporate authority or appointment as executor, administrator or guardian. If the Sponsors are maintaining a market for Units, they will purchase any Units tendered at the repurchase price described above. If they do not purchase Units tendered, the Trustee is authorized in its discretion to sell Units in the over-the-counter market if it believes it will obtain a higher net price for the redeeming investor.

     The London Stock Exchange, the Hong Kong Exchange and the Tokyo Stock Exchange are open for trading on certain days which are U.S. holidays on which the Fund will not transact business. The Securities will continue to trade on those days and thus the value of the Portfolios may be significantly affected on days when investors cannot sell or redeem Units.

     By the seventh calendar day after tender you will be mailed an amount equal to the Redemption Price per Unit determined as of the Evaluation Time next following the tender and converted into U.S. dollars at the then current exchange rate. Because of market or currency movements or changes in the Portfolio, this price may be more or less than the cost of your Units. The Redemption Price per Unit is computed each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Portfolio assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Portfolio expenses and remaining Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Portfolio liabilities; and dividing the result by the number of outstanding Units. All amounts are reflected at their U.S. dollar equivalent at the bid side of the relevant exchange rate (which is net of applicable commissions and stamp taxes).

     Any investor owning Units representing at least the lesser of Securities with a value of at least U.S.$500,000 or 10% of the net asset value of a Portfolio who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions as well as any transfer and ongoing custodial fees on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option may be terminated by the Sponsors at any time upon prior notice to investors.

     After the initial offering period, the repurchase and cash redemption prices will be reduced to reflect the cost to a Portfolio of liquidating Securities to meet the redemption.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and will also reduce the size and diversity of the Fund.

     Redemptions may be suspended or payment postponed if the New York Stock Exchange is closed other than for customary weekend and holiday closings, if the SEC determines that trading on that Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable, or for any other period permitted by the SEC.

ROLLOVER

     In lieu of redeeming their Units or receiving liquidation proceeds upon the termination of the Fund, investors may elect, by written notice to the Trustee prior to the rollover notification date indicated in Part A, to apply their proportional interest in the Securities and other Portfolio assets toward the purchase of units of a Portfolio of the Select Ten Portfolio 1997 International Series A (the '1997 A International Portfolios') (if available). The 1997 A International Portfolios will invest in the ten highest yielding stocks in the FT, Hang Seng and Nikkei 225 Indexes, respectively, as of that time and it is expected that the terms of the 1997 A International Portfolios, including this rollover feature, will be substantially the same as those of these Portfolios.

     A rollover of an investor's units is accomplished by the in-kind redemption of his Units followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of a 1997 A International Portfolio at their net asset value.

     The Sponsors intend to sell the distributed Securities, on behalf of the distribution agent, as quickly as practicable and then to create units of each 1997 A International Portfolio as quickly as possible, subject in both cases to the Sponsors' sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsors may, in their sole discretion, undertake a more gradual sale of the distributed Securities and a more gradual creation of units of the 1997 A International Portfolios to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsors may enter into program trades, which might increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in the securities to comprise each 1997 A International Portfolio, those moneys may be uninvested for up to several days. For those Securities in a Portfolio that will also be in the similar 1997 A International Portfolio, a direct sale of those securities between the two funds is now permitted pursuant to an SEC exemptive order. These sales will be effected at the securities' closing sale prices on the exchanges where they are principally traded, free of any brokerage costs.

     Investors participating in the rollover may realize taxable capital gains from the rollover but will not be entitled to a deduction for certain capital losses and, because of the rollover procedures, will not receive a cash distribution with which to pay those taxes. Investors who do not participate will continue to hold their Units until the termination of the Portfolio; however, depending upon the extent of participation in the rollover, the aggregate size of the Portfolio may be sharply reduced resulting in a significant increase in per Unit expenses.

     The Sponsors may, in their sole discretion and without penalty or liability to investors, decide not to sponsor a Select Ten Portfolio 1997 A International Series or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.

     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer' for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsors have received exemptive orders under
Section 11(c) which they believe permit them to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsors' position and additional regulatory approvals may be required.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME AND DISTRIBUTIONS

     The annual U.S. dollar income per Unit that is earned by a Portfolio, after deducting estimated annual Portfolio expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities, fluctuations in U.S. dollar exchange rates and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.

     Each Unit in a Portfolio receives an equal share of distributions of dividend income on the Securities in that Portfolio net of estimated expenses. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Dividends received are credited to an Income Account (after conversion into U.S. dollars at the exchange rate to be applicable upon receipt of the dividend) and other receipts to a Capital Account (after conversion into U.S. dollars at the applicable rate). A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of a Portfolio. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsors may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsors currently do not anticipate sales of Securities to pay the Deferred Sales Charge until after the rollover notification date. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the final Distribution Day or following liquidation of the Portfolios.

REINVESTMENT

     Principal and semi-annual income distributions on Units may be reinvested by participating in the reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in a Portfolio. Units acquired by reinvestment will not be subject to the initial sales charge but will be subject to any remaining installments of Deferred Sales Charge. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.

PORTFOLIO EXPENSES

     Estimated annual Portfolio expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Portfolio. The estimated expenses do not include any brokerage commissions payable by the Portfolio in buying and selling Securities. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for a Portfolio in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Portfolio assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee of a maximum of $0.35 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory services. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Equity Income Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Portfolios, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.

     Expenses incurred in establishing the Portfolios, including the cost of the initial preparation of documents relating to the Portfolios, any foreign trading costs (including commissions, custodial fees and stamp taxes), Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses, will be paid by the Portfolios and amortized over the life of the Portfolios. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Portfolios. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

U.S. TAXATION

     The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

     As used herein, the term 'U.S. Investor' means an owner of a Unit in the United Kingdom Portfolio, the Hong Kong Portfolio or the Japanese Portfolio that
(a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source, or (b) is not a U.S. Investor under (a) and whose income from a Unit is effectively connected with such Investor's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

     In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

        The Portfolios are not associations taxable as corporations for federal income tax purposes. Each U.S. Investor will be considered the owner of a pro rata portion of each Security in a Portfolio under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each U.S. Investor will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Portfolio, regardless of whether such dividends are used to pay a portion of the Portfolio's current ongoing expenses or whether they are automatically reinvested (see Reinvestment

     Plan). The amount of the dividend payment will be the U.S. dollar value based on the exchange rate in effect on the date the dividend payment is received by the Portfolio.

        Dividends considered to have been received by a U.S. Investor will not qualify for the dividends-received deduction for corporate investors because the dividends-received deduction is only available for dividends received from domestic corporations.

        The United Kingdom Portfolio will report as gross income earned by U.S. Investors their pro rata share of dividends received by the Portfolio as well as their pro rata share of the associated Tax Credit Amount (as defined in 'United Kingdom Taxation' below), notwithstanding that it is not certain that U.S. Investors will receive any refund of U.K. taxes. Although a U.S. Investor is unlikely to be able to obtain directly Treaty Payments (as defined in 'United Kingdom Taxation' below) under the U.S.-U.K Treaty, the U.K. Inland Revenue operates a special procedure under which trustees of funds such as the Fund may be entitled to claim Treaty Payments on behalf of investors. The Trustee intends to apply to the U.K. Inland Revenue for their approval for such a procedure to apply in respect of the United Kingdom Portfolio. If such approval is given, the amount of any Treaty

     Payment to be obtained with respect to a dividend will be reflected in net asset value of the Fund and will be distributed to investors on the first Distribution Date after the dividend is received by the Fund. Those U.S. Investors who hold Units on the relevant record date for dividends on the underlying Securities held by the United Kingdom Portfolio should be entitled, subject to applicable limitations, to either a credit or a deduction for foreign taxes payable with respect to such dividend payments. In addition, IRAs and other plans addressed below under 'Retirement Plans' should note that they are not eligible to claim any Treaty Payment (as defined below under 'United Kingdom Taxation').

        The Japan Portfolio will report as gross income earned by U.S. Investors their pro rata share of dividends received by the Portfolio as well as their pro rata share of the amount withheld with respect to such dividends. Those U.S. Investors who hold Units on the relevant record date for dividends on the underlying Securities held by the Japan Portfolio should be entitled, subject to applicable limitations, to either a credit or a deduction for foreign taxes payable with respect to such dividend payments.

        An individual U.S. Investor who itemizes deductions will be entitled to deduct his pro rata share of current ongoing expenses paid by the Fund only to the extent that this amount together with the U.S. Investor's other miscellaneous deductions exceeds 2% of his adjusted gross income.

        The U.S. Investor's basis in his Units will equal the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Fund or the redemption of the Units. The proceeds received by a U.S. Investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales Charge' and a charge for organizational expenses). The annual statement and the relevant tax reporting forms received by U.S. Investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, U.S. Investors should not increase their basis in their Units by the Deferred Sales Charge or any amount used to pay organizational expenses.

        A distribution of Securities by the Trustee to a U.S. Investor (or to his agent) upon redemption of Units (or an exchange of Units for Securities by the investor with the Sponsor) will not be taxable to the U.S. Investor or to other investors. The redeeming or exchanging U.S. Investor's basis for such Securities will equal his basis for the same Securities (previously represented by his Units) prior to such redemption or exchange, and his holding period for such Securities will include the period during which he held his Units. A U.S. Investor will have a taxable gain or loss, which will be a capital gain or loss, when the U.S. Investor (or his agent) sells the Securities received in redemption for cash, when a redeeming or exchanging U.S. Investor receives cash in lieu of fractional shares, when the U.S. Investor sells his Units for cash or when the Trustee sells the Securities from the Portfolio. However, deductions may be disallowed for losses realized by U.S. Investors who invest their redemption proceeds in a Portfolio of a 1997 International Series A within 30 days of redemption to the extent that the securities in the new series are substantially identical to the old Securities.

        Capital gains are currently taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations.

        The lower net capital gain tax rate will be unavailable to those noncorporate U.S. Investors who, as of the mandatory termination date (or earlier termination of a Portfolio), have held their Units for less than a year and a day. Similarly, with respect to noncorporate rollover U.S. Investors, this lower rate will be unavailable if, as of the beginning of the rollover period, those U.S. Investors have held their shares for less than a year and a day. The deduction of capital losses is subject to limitations.

        Under the income tax laws of the State and City of New York, the Portfolios are not associations taxable as corporations and the income of the Portfolios will be treated as the income of the U.S. Investors in the same manner as for federal income tax purposes.

        The foregoing discussion relates only to the tax treatment of U.S. Investors with regard to federal and certain aspects of New York State and City income taxes. U.S. Investors may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard.
                                   *  *  *  *

     The foregoing discussion relates only to U.S. Investors (as defined above). Since all three Portfolios hold Securities of non-U.S. issuers, it is expected that income earned by investors who are not U.S. Investors will not be treated as U.S.-source income and should not be subject to any U.S. withholding tax.

     At the termination of the Portfolios, the Trustee will furnish to each investor an annual statement containing information relating to the dividends received by the Portfolio on the Securities, the gross proceeds received by the Portfolio from the disposition of any Security (resulting from redemption or the sale by the Portfolio of any Security), and the fees and expenses paid by the Portfolio. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.

FOREIGN TAXATION

UNITED KINGDOM TAXATION

     Tax Consequences of Ownership of Ordinary Shares. In the opinion of Linklaters & Paines, the Sponsors' U.K. special counsel, based on the description of the United Kingdom Portfolio in the Prospectus and on certain representations made by special U.S. counsel to the Sponsors, this summary accurately describes the material U.K. tax consequences to certain U.S. investors in Units of the U.K. Portfolio. This summary is based upon current U.S. law, U.K. law, U.K. Inland Revenue practice, the U.S./U.K. Double Tax Treaty (the 'Treaty') and the U.S./U.K. estate and gift taxes convention (the 'Estate Tax Treaty'). The summary is a general guide only and is subject to any changes in the aforesaid after the date of this Prospectus (including changes on a retroactive basis) which may affect the tax analysis described. Accordingly, investors should consult their U.K. tax advisors as to the U.K. tax consequences of owning Units of the United Kingdom Portfolio applicable to their circumstances.

     Taxation of Dividends. Subject to the following paragraph, a U.K. resident who receives a dividend from a U.K. corporation is generally entitled to a tax credit, which is either offset against U.K. tax liabilities, or, in certain circumstances, repaid. Under the Treaty, a U.S. Investor may be entitled to repayment of the tax credit, but such repayment is subject to U.K. withholding tax of 15% on the sum of the dividend and the credit. The tax credit (before such withholding) is equal to one quarter of the dividend (the 'Tax Credit Amount'). Although a U.S. Investor who held shares directly in a U.K. corporation could generally claim a refund of part of the Tax Credit Amount attributable to the dividend (a 'Treaty Payment'), the ability of a U.S. Investor in the United Kingdom Portfolio to claim a Treaty Payment is unclear where dividend payments are made to an entity such as the Fund. For a U.S. Investor to be able to claim Treaty Payments it would be necessary to agree to a special procedure with the U.K. Inland Revenue in advance (see 'U.S. Taxation' above). In the absence of agreeing to such a procedure, Investors who are U.S. persons may not in practice be able to claim a Treaty Payment from the U.K. Inland Revenue.

     A U.K. company may elect for a dividend to be a 'foreign income dividend' rather than an ordinary dividend. No tax credits are attributable to such foreign income dividends.

     Taxation of Capital Gains. U.S. Investors who are neither resident nor ordinarily resident in the U.K. will not be liable for U.K. tax on gains arising on the disposal of Units unless the Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a permanent establishment or fixed base as defined in the Treaty.

     U.K. Inheritance Tax. Individual U.S. Investors who are domiciled in the U.S. (as defined by the Estate Tax Treaty) and who are not U.K. nationals (as defined by the Estate Tax Treaty) will generally not be subject to U.K. inheritance tax on death or on lifetime gifts of Units in the United Kingdom Portfolio provided that any applicable U.S. federal gift or estate tax is paid, unless the Units are part of the business property of U.K. permanent establishments or pertain to U.K. fixed bases used for the performance of personal services. Where the Units have been settled on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was not domiciled in the U.S. or was a U.K. national. In the exceptional case where Units are subject to both U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for U.K. tax paid to be credited against U.S. tax paid or for tax paid in the U.S. to be credited against tax payable in the U.K based on rules set out in the Estate Tax Treaty.
                          *            *            *

     The aforesaid discussion addresses the U.K. tax consequences of Units of the United Kingdom Portfolio held by U.S. Investors only. For the U.S. tax consequences, to U.S. Investors, see U.S. Taxation. The discussion does not address the tax consequences for non-U.S. investors who should consult their own tax advisers in this respect.

HONG KONG TAXATION

     The Sponsors have been advised by Johnson Stokes & Master, the Sponsors' special Hong Kong counsel, that the following summary accurately describes the Hong Kong tax consequences under existing law to all investors of Units of the Hong Kong Portfolio. This discussion is for general purposes only and assumes that the investor is not carrying on a trade, profession or business in Hong Kong and has no profits arising in or derived from Hong Kong in respect of the carrying on of such trade, profession or business. Investors should consult their tax advisors as to the Hong Kong tax consequences of ownership of the Units of the Hong Kong Portfolio applicable to their particular circumstances.

     Taxation of Dividends. Amounts in respect of dividends paid to investors of Units of the Hong Kong Portfolio are not taxable and therefore will not be subject to the deduction of any withholding tax.

     Profits Tax. An investor of Units of the Hong Kong Portfolio (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax on any gain or profits made on the realization or other disposal of his units.

     Hong Kong Estate Duty. Units of the Hong Kong Portfolio will not give rise to a liability to Hong Kong estate duty.
                          *            *            *

     The foregoing discussion addresses only the Hong Kong tax consequences to investors of Units in the Hong Kong Portfolio. The taxation of non-U.S. investors in their own countries of residence as a result of their ownership, sale, exchange or other disposition of Units in the Hong Kong Portfolio will be governed by the internal tax laws of the countries of residence of the non-U.S. investors. Accordingly, non-U.S. investors should consult their tax advisors in this regard.

JAPANESE TAXATION

     The Sponsors have been advised by Tomotsune Kimura and Mitomi, the Sponsors' special Japanese counsel, that dividends paid to the Japan Portfolio by Japanese corporations will be subject to a withholding tax of 20%. Generally, a 'resident of the United States' that holds shares in a Japanese corporation and has no permanent establishment in Japan is entitled to a reduced withholding tax rate of 15% under the Convention between Japan and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the 'Convention') if an application signed by such resident or its agent is filed with the appropriate tax authority. The Convention defines the term 'resident of the United States' to include trusts which are treated as residents of the United States for United States income tax purposes. Although there are no applicable guidelines or precedents published by the national tax authority of Japan, under a strict interpretation of this definition, in light of the fact that the Japan Portfolio is not a taxable entity for federal income tax purposes (see 'Taxes--U.S. Taxation'), the Japan Portfolio would not qualify as a U.S. resident within the meaning of the Convention, and consequently, each investor in the Japan Portfolio will be treated as the recipient of his pro rata share of dividends paid to the Japan Portfolio and will be required to file the specified application in order to benefit from the reduced withholding rate. The Trustee intends to apply for a confirmation from the national tax authority of Japan to the effect that the Japan Portfolio qualifies as a resident of the United States within the meaning of the Convention or, in the alternative, to the effect that the Trustee may file the required application on behalf of the investors. However, it is unclear whether the Trustee will be able to obtain either of the above confirmations and unless and until such a confirmation is obtained, investors may not in practice be able to benefit from the reduced withholding rate provided by the Convention. In addition, Japanese gift and inheritance taxes may be imposed with respect to Units of the Japan Portfolio upon legatees, heirs or donees of individuals who are holders thereof.

     Securities transaction taxes will be imposed in the event of sales of portfolio securities within Japan, currently at the rate of 0.3% of the sales prices thereof. However, gains derived from sales of portfolio securities within Japan will not be subject to Japanese income tax, assuming that the transferor does not have a permanent establishment in Japan.

     The aforesaid discussion addresses the Japanese tax consequences to residents of the United States (within the meaning of the Convention) of holding Units of the Japan Portfolio. The discussion does not address the tax consequences to an investor who is a non-resident of the United States. Accordingly, such a non-resident investor should consult his own tax adivsor in this respect.

RETIREMENT PLANS

     This Series of Equity Income Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Investors holding IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

     Retirement Plans for the Self-Employed--Keogh Plans. Units may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 in a spousal account).

     Individual Retirement Account--IRA. Any individual can establish an IRA or make use of a qualified IRA arrangement for the purchase of Units of the Fund. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; the investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual or the individual's spouse is covered by an employer maintained retirement plan and the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of married individuals filing a joint return) or $200 (in the case of a married individual filing a separate return). Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.

     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Fund.

RECORDS AND REPORTS

     Each Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Portfolio, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of a Portfolio, the Trustee sends each investor of record a statement summarizing transactions in the Portfolio's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Portfolio, among other matters. Portfolio accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.

TRUST INDENTURE

     Each Portfolio is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indentures, but each statement is qualified in its entirety by reference to the Indentures.

     An Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). An Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in a Portfolio without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indentures and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indentures contain customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statements of Condition in Part A of the Prospectus were audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America; Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co., and PaineWebber Incorporated, a wholly-owned subsidiary of PaineWebber Group Inc. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies.

The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

PUBLIC DISTRIBUTION

     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters, which are listed on the back cover of the Prospectus, will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

PERFORMANCE INFORMATION

     Total returns, average annualized returns or cumulative returns for various periods of Strategy Stocks, the related index, the current or one or more prior Select Ten Portfolios may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods of longer than a year. Figures for actual Portfolios (but not Strategy Stocks or related index) reflect deduction of all Portfolio expenses and unless otherwise stated the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for Strategy Stocks and other Select Ten Portfolios applying the Strategy to other indexes. Returns of Strategy Stocks of multiple Select Ten Strategies may also be shown on a combined basis. Investors should bear in mind that this represents past performance and is no assurance of future results of the current or any future Portfolio.

DEFINED ASSET FUNDS

     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for investors who prefer to seek long-term profits by purchasing and holding investments, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

     Defined Asset Funds reflect a buy and hold strategy that the Sponsors believe can be more effective and less expensive than active management. This strategy is premised on selection criteria and procedures, diversification and regular monitoring by investment professionals. Various advertisements and sales literature may summarize the results of economic studies concerning how stock market movement has tended to be concentrated and how longer-term investments can tend to reduce risk.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

EXCHANGE OPTION

     You may exchange Fund Units for units of other Select Ten Portfolios subject only to the remaining deferred sales charge on the units received. You may exchange your units of any Select Ten Portfolio, of any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, for Units of this Fund at their relative net asset values, subject only to a reduced sales charge, or to any remaining Deferred Sales Charge, as applicable.

     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION

     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about a Portfolio, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.

                             Defined
                             Asset FundsSM

SPONSORS AND UNDERWRITERS:         EQUITY INCOME FUND
Merrill Lynch,                     SELECT TEN PORTFOLIO
Pierce, Fenner & Smith Incorporated1996 INTERNATIONAL SERIES A (WINTER)
Defined Asset Funds
P.O. Box 9051                      This Prospectus does not contain all of the
Princeton, N.J. 08543-9051         information with respect to the investment
(609) 282-8500                     company set forth in its registration
Smith Barney Inc.                  statement and exhibits relating thereto which
Unit Trust Department              have been filed with the Securities and
388 Greenwich Street--23rd Floor   Exchange Commission, Washington, D.C. under
New York, NY 10013                 the Securities Act of 1933 and the Investment
1-800-223-2532                     Company Act of 1940, and to which reference
PaineWebber Incorporated           is hereby made.
1200 Harbor Blvd.                  ------------------------------
Weehawken, N.J. 07087              No person is authorized to give any
(201) 902-3000                     information or to make any representations
Prudential Securities Incorporated with respect to this investment company not
One Seaport Plaza                  contained in its registration statement and
199 Water Street                   related exhibits; and any information or
New York, N.Y. 10292               representation not contained therein must not
(212) 776-1000                     be relied upon as having been authorized.
Dean Witter Reynolds Inc.          ------------------------------
Two World Trade Center--59th Floor When Units of this Fund are no longer
New York, N.Y. 10048               available and for investors who will reinvest
(212) 392-2222                     into subsequent International Select Ten
TRUSTEE:                           Portfolios, this Prospectus may be used as a
The Chase Manhattan Bank, N.A.     preliminary prospectus for a future series,
(a National Banking Association)   in which case investors should note the
Customer Service Retail Department following:
770 Broadway--7th Floor            Information contained herein is subject to
New York, NY 10003                 amendment. A registration statement relating
1-800-323-1508                     to securities of a future series has been
                                   filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
                                                      15171--1/96

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                               IDENTIFICATION           DATE
                                                                   NUMBER              FILED
                                                            ----------------------------------------
   I.  Bonding Arrangements and Date of Organization of the
            Depositors filed pursuant to Items A and B of
            Part II of the Registration Statement on Form
            S-6 under the Securities Act of 1933:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                          2-52691             1/17/95
            Smith Barney Inc. ..............................      33-29106            6/29/89
            PaineWebber Incorporated........................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-61418             4/26/78
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
   II.  Information as to Officers and Directors of the
            Depositors filed pursuant to Schedules A and D
            of Form BD under Rules 15b1-1 and 15b3-1 of the
            Securities Exchange Act of 1934:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                           8-7221         5/26/94, 6/29/92
            Smith Barney Inc. ..............................       8-8177         8/29/94, 8/2/93
            PaineWebber Incorporated........................      8-16267         4/20/94, 7/31/86
            Prudential Securities Incorporated..............      8-27154         6/30/94, 6/20/88
            Dean Witter Reynolds Inc. ......................      8-14172         2/23/94, 4/9/91
   III.  Charter documents of the Depositors filed as
            Exhibits to the Registration Statement on Form
            S-6 under the Securities Act of 1933 (Charter,
            By-Laws):
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                      2-73866, 2-77549    9/22/81, 6/15/82
            Smith Barney Inc. ..............................      33-20499            3/30/88
            PaineWebber Incorporated........................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-52947              3/4/75
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
B.  The Internal Revenue Service Employer Identification
Numbers of the Sponsors and Trustee are as follows:
            Merrill Lynch, Pierce, Fenner & Smith
Incorporated                                                     13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated........................     13-2638166
            Prudential Securities Incorporated..............     22-2347336
            Dean Witter Reynolds Inc. ......................     94-0899825
            The Chase Manhattan Bank, N.A., Trustee.........     13-2633612

     The Sponsors undertake that they will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                         SERIES OF EQUITY INCOME FUND,
                           INTERNATIONAL INCOME FUND,
                             CORPORATE INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, Index Series, S&P 500 Trust 2 and S&P
Midcap Trust................................................           33-44844
Equity Income Fund, Investment Philosophy Series 1991
Selected Industrial Portfolio...............................           33-39158
Equity Income Fund, Group One Overseas Index Fund Series 1
and 2.......................................................           33-05654
Equity Income Fund, Select Ten Portfolio--1995 Winter
Series......................................................           33-55811
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
International Bond Fund, Australian and New Zealand Dollar
Bonds Series 19.............................................           33-15393
International Bond Fund, Australian and New Zealand Third
Short-Term Series...........................................           33-13200
International Bond Fund, Fourteenth Multi-Currency Series...           33-04447
Corporate Income Fund, First Short-Term Sterling Series.....            2-93990
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     Additional Information not included in the Prospectus (Part II).
     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to the Registration Statement of Equity Income Fund Select Ten Portfolio--1995 Spring Series, 1933 Act File No. 33-55807).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1     --Information Supplement.

                                   SIGNATURES

The registrant hereby identifies the series numbers of Equity Income Fund, International Bond Fund, Corporate Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 19TH DAY OF JANUARY, 1996.

             SIGNATURES APPEAR ON PAGE R-3, R-4, R-5, R-6 AND R-7.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By
       ERNEST V. FABIO
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Number:
                                                              33-49753 and
                                                              33-55073

      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      ROBERT F. GREENHILL
      JEFFREY LANE
      JACK L. RIVKIN
      By GINA LEMON
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors                              Number: 33-55073
  of PaineWebber Incorporated:

      DONALD B. MARRON
      JOSEPH J. GRANO, JR.
      By
       ROBERT E. HOLLEY
       (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Prudential      Act File Number: 33-41631
  Securities
  Incorporated:

      ALAN D. HOGAN
      GEORGE A. MURRAY
      LELAND B. PATON
      HARDWICK SIMMONS
      WILLIAM W. HUESTIS
      (As authorized signatory for Prudential Securities
      Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form
  the Board of Directors of Dean Witter     SE and the following 1933 Act File
  Reynolds Inc.:                            Number:
                                            33-17085

      NANCY DONOVAN
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-7